Exhibit 99.1

ASM International N.V. Buys Back USD 20 million of Convertible Notes

BILTHOVEN, THE NETHERLANDS, May 21, 2007 — ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) announced today that it is completing the buyback of USD 14.5 million principal amount of its 5 1/4% Convertible Subordinated Notes due 2010 and USD 5.6 million principal amount of its 4 1/4% Convertible Subordinated Notes due 2011 with approximately € 20.5 million of the € 24.0 million 2006 final cash dividend received from its subsidiary, ASM Pacific Technology, Ltd (ASMPT). The Company received the funds on April 30, 2007.

To demonstrate its commitment to increasing shareholder value, ASM International announced in November 2006 that it would use ASMPT cash dividends over at least the three year period, 2007 to 2009, for one or more of the following: repurchase of common shares, buy back of outstanding convertible notes, cash dividends and to a limited extent purchase of additional shares of ASM Pacific Technology. The ASMI Management and Supervisory Boards will determine the most appropriate use or combination of uses of the funds at the time each ASMPT cash dividend is received.

The convertible notes’ buyback strengthens the Company’s financial position by lowering net debt, decreasing interest charges, and reducing potential share dilution related to conversion of the notes. It also incurs a one-off charge to the income statement for the premium paid over the principal amount. Consequently, the charge to the 2007 second quarter results is expected to be approximately € 6.0 million. Although the item will be included in the US GAAP financials, it will be excluded from calculations of front-end profitability versus 2007 targets.

The Company will use the remaining amount of approximately € 3.5 million to repurchase common shares in relation to its stock option plan.

On May 2, 2007, the Company announced that it intends to pay a cash dividend to its shareholders in 2007 in the form of an interim dividend. Subject to discussion at the ASMI annual general meeting of shareholders on May 22, 2007, the intended dividend of € 0.10 per share would be payable in early September 2007.

About ASM International

ASM International N.V., headquartered in Bilthoven, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Naud van der Ven

+ 31 30 229 8540

Naud.van.der.ven@asm.com

Mary Jo Dieckhaus

+1 212 986 2900

Maryjo.dieckhaus@asm.com

Erik Kamerbeek

+ 31 30 229 8500

Erik.kamerbeek@asm.com